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[EQUITY LETTERHEAD]

     June 02, 2003


     Dear Sir or Madam:

     RE: METALLICA RESOURCES INC.

     We are pleased to confirm that copies of the following materials were mailed to shareholders on June 2, 2003


     1.  First Quarter Report for the Three Months Ended March 31, 2003





     Yours Truly,
     EQUITY TRANSFER SERVICES INC


     /s/ JENNIFER TAN


     Per:  Jennifer Tan
           Officer, Client Services